

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2012

<u>Via U.S. Mail</u>
Edward Yihua Kang
Chief Executive Officer
Ever-Glory International Group, Inc.
509 Chengxin Road, Jiangning Development Zone
Nanjing, Jiangsu Province
People's Republic of China

> **Re:** **Ever-Glory International Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 28, 2102**
> **File No. 001-34124**

Dear Mr. Kang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2011</u>

<u>Risk Factors, page 10</u>

1.   We note your disclosure that you have remediated the material weakness identified in the prior year related to knowledge, experience and training in U.S. GAAP and ineffective Company oversight. In order to enhance our understanding of how you remediated the material weakness, please address the following:

What is the background of the people involved in your financial reporting?

2.   We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their

knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:
  a) what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
  b) what relevant education and ongoing training he or she has had relating to U.S. GAAP;
  c) the nature of his or her contractual or other relationship to you;
  d) whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
  e) about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

3. If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:
  a) the name and address of the accounting firm or organization;
  b) the qualifications of their employees who perform the services for your company;
  c) how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
  d) how many hours they spent last year performing these services for you; and
  e) the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

4. If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:
  a) why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
  b) how many hours they spent last year performing these services for you; and
  c) the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

5. We note you consider Ms. Tang as your audit committee financial expert, please describe for us her qualifications, including the extent of her knowledge of U.S. GAAP and internal control over financial reporting to supplement your disclosure on Form 8-K on August 31, 2011 and your disclosure in this Form 10-K on page 40.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations, page 27

Revenue, page 28

6.   We note that revenue from retail sales is becoming an increasingly significant portion of your net sales. In order to enhance an investor's understanding of your retail segment, please provide us with, and confirm in future filings you will disclose, comparative sales data metrics such as average store size, total store square footage, sales per square foot, same store sales, and newly opened store sales. Please ensure you provide us with your basis for presenting each metric (i.e., same store sales include stores open for x number of years, etc.).

Consolidated Financial Statements, page F-1

Notes to Financial Statements, page F-7

Note 9 – Income Taxes, page F-18

7.   Please disclose the aggregate dollar and per share effects of the impact of the tax holiday on your results of operations as required by SAB Topic 11C. Additionally, please disclose the date you expect the special tax status will terminate.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes at (202) 551-3774 or Jamie Kessel at (202) 551-3727 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining